EXHIBIT 2

October 27, 2010

Project Promotion
Senior Secured Credit Facilities
Amended and Restated Commitment Letter

EGI Acquisition, L.L.C. (formerly known as Corn Dog, L.L.C.)
c/o Equity Group Investments, L.L.C.
2 N. Riverside Plaza, Suite 600
Chicago, Illinois 60606
Attention: Tiara Nelson

Ladies and Gentlemen:

You (the “Borrower”), a newly-formed Delaware limited liability company formed by an affiliate of Equity Group Investments, L.L.C. (“EGI”) and to be owned directly or indirectly by EGI Acquisition Parent, L.L.C. (formerly known as Corn Dog Holdings, L.L.C.), a Delaware limited liability company and newly-formed acquisition vehicle (the “Parent”) that is to be owned by certain affiliates of EGI, have advised J.P. Morgan Securities LLC (“JPMorgan”) and The PrivateBank and Trust Company (“PrivateBank” and collectively with JPMorgan, the “Lead Arrangers”) that you intend to acquire (the “Acquisition”) all of the equity interests of Rewards Network Inc. (the “Target”).  In connection therewith, you and Parent will enter into an Agreement and Plan of Merger (the “Acquisition Agreement”) pursuant to which the Borrower will acquire all of the equity interests of the Target in an all-cash transaction.  The Acquisition will be structured as a tender offer by the Borrower to acquire all of the equity interests of the Target followed by a merger of the Borrower with the Target (with the survivor company also being the “Borrower”) pursuant to a short-form merger as described in the Acquisition Agreement.

You have requested that the Lead Arrangers, agree to structure, arrange and syndicate senior credit facilities in an initial aggregate amount of $56,666,667 to provide financing for the Acquisition and for general corporate purposes.  The Facilities are proposed to include (i) a revolving credit facility in an initial aggregate principal amount of $10,000,000 (the “Revolving Credit Facility”) and (ii) an initial term loan facility in an aggregate principal amount of $46,666,667 (the “Term Loan Facility”; collectively with the Revolving Credit Facility, the “Facilities” and each such facility individually, a “Facility”).  You have also requested that each of JPMorgan Chase Bank, N.A. (“JPMCB”), PrivateBank and Bank Leumi (“Bank Leumi” and collectively with JPMCB and PrivateBank, the “Commitment Parties”) commit to provide a portion of the Facilities, that JPMCB agree to serve as administrative agent for the Facilities and that PrivateBank agree to serve as syndication agent for the Facilities.  The purchase price for the Acquisition shall be approximately $126,000,000 and the sources and uses of funds necessary to consummate the Acquisition are as set forth on Appendix A to this Amended and Restated Commitment Letter.

The Lead Arrangers are pleased to advise you that they are willing to act as joint lead arrangers and joint bookrunners for the Facilities.  Furthermore, (x) JPMCB is pleased to advise you of its several commitment to provide $32,500,000 of the aggregate principal amount of, and on a ratable basis across, the Facilities on the hereinafter-defined Closing Date (and, in the event any commitments are submitted for the Incremental Commitments (as defined in the Term Sheet), any such commitments that would otherwise cause the aggregate total amount of the Facilities to exceed $60,000,000 shall, to the extent approved by JPMCB in its sole discretion, reduce on a dollar for dollar basis on a ratable basis across the Facilities, JPMCB’s commitment hereunder and, if the Closing Date has occurred, under the Credit Documentation; such decrease requirement, the “JPMorgan Commitment Reduction Requirement”), (y) PrivateBank is pleased to advise you of its several commitment to provide $14,166,667 of the aggregate principal amount of , and on a ratable basis across, the Facilities on the hereinafter-defined Closing Date (and, in the event that the aggregate total amount of the Facilities increases up to $60,000,000, PrivateBank will increase its commitment hereunder such that after giving effect to such increase and the Incremental Commitments (as defined in the Term Sheet), PrivateBank continues to hold 25% of the commitments up to a maximum aggregate commitment of $15,000,000) and (z) Bank Leumi is pleased to advise you of its several commitment to provide $10,000,000 of the aggregate principal amount of, and on a ratable basis across, the Facilities on the hereinafter-defined Closing Date, in each case upon the terms and subject to the conditions set forth or referred to in this Amended and Restated Commitment Letter and in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet” and, together with this Amended and Restated Commitment Letter, the “Commitment Letter”).

It is agreed that JPMCB will act as the sole and exclusive administrative agent, that PrivateBank will act as the sole and exclusive syndication agent, that the Lead Arrangers will act as joint lead arrangers and joint bookrunners for the Facilities and that JPMorgan will have “left placement” in the Confidential Information Memorandum referred to below and in all other marketing materials or advertisements related to the Facilities.  You agree that, after the date hereof and for so long as the Commitment Letter is in effect, no other agents, co-agents, bookrunners or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and in the Fee Letters referred to below) will be paid in connection with the Facilities unless you and we shall so agree.

The Lead Arrangers intend to syndicate the Facilities (including, in our discretion, all or part of each Commitment Party’s commitment hereunder) to the Lenders.  The Lead Arrangers intend to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree actively to assist the Lead Arrangers in completing a syndication satisfactory to them.  Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from the existing lending relationships of EGI, the Borrower and the Target, (b) direct contact between senior management and advisors of EGI, the Borrower and the Target and the proposed Lenders, (c) the hosting, with the Lead Arrangers and the senior management of the Borrower, of one or more meetings of prospective Lenders and (d) as set forth below, assistance from EGI and the Borrower in the preparation of materials to be used in connection with the syndication (collectively with the Term Sheet, the “Information Materials”).

You will assist us in preparing Information Materials, including a Confidential Information Memorandum, for distribution to prospective Lenders.  Before distribution of any Information Materials, you agree to execute and deliver to us a letter in which you authorize distribution of the Information Materials to a prospective Lender’s employees.

The Lead Arrangers will manage (in consultation with the Borrower) all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders.  The Lead Arrangers will not have any responsibility other than to arrange the syndication as set forth herein and the Lead Arrangers shall in no event be subject to any fiduciary or other implied duties.  Additionally, the Borrower acknowledges and agrees that the Lead Arrangers are not advising the Borrower as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction.  The Borrower shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Lead Arrangers shall have no responsibility or liability to the Borrower with respect thereto.  Any review by the Lead Arrangers of the Borrower, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Lead Arrangers and the Commitment Parties and shall not be on behalf of the Borrower.

You agree to use commercially reasonable efforts to prepare and provide to the Lead Arrangers and the Commitment Parties all information with respect to the Borrower, the Target and their respective subsidiaries, the Acquisition and the other transactions contemplated hereby, including all financial information and projections (the “Projections”), as we may reasonably request in connection with the Facilities, including giving pro forma effect to the Acquisition.  You hereby represent and warrant that (a) all information other than the Projections (the “Information”) that has been or will be made available to the Lead Arrangers or the Commitment Parties by you or any of your representatives (and, in the case of information relating to the Target and its subsidiaries, to the best of your knowledge) is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (provided that no representation or warranty is made as to Information of a general industry or general economic nature) and (b) the Projections that have been or will be made available to the Lead Arrangers or the Commitment Parties by you or any of your representatives have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished (it being recognized by the Lead Arrangers and the Commitment Parties that such Projections are not to be viewed as facts and that actual results during the period or periods covered by any such Projections may differ from the projected results, such differences may be material and no assurance can be given that the projected results will be realized).  You agree that if, at any time prior to the Closing Date, you become aware that any of the representations in the preceding sentence will be incorrect, in any material respect, as of the Closing Date, then you will (or, with respect to the Information and Projections relating to the Target and its subsidiaries and their respective securities, will use commercially reasonable efforts to) promptly supplement the applicable Information and Projections so that (with respect to Information and Projections relating to the Target and its subsidiaries and their respective securities, to your knowledge) such representations are correct, in all material respects, as of the Closing Date.  You understand that in arranging and syndicating the Facilities we may use and rely on the Information and Projections without independent verification thereof.

Each of the Commitment Parties acknowledges and agrees, that notwithstanding anything in this Commitment Letter, the Fee Letters (as defined below), the Investor Letter (as defined below), the Credit Documentation or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, (i) its commitment hereunder to provide its portion of the principal amount of the Facilities is not conditioned upon a successful syndication, and that no assignment to, or assumption by, any assignee of the obligations of any Commitment Party in respect of any portion of such commitment prior to the Closing Date (as defined in the Term Sheet) shall relieve any Commitment Party of its obligations hereunder with respect to such portion of such commitment and (ii) the Commitment Parties shall retain exclusive control over all rights and obligations with respect to their respective commitments hereunder, including all rights with respect to consents, modification and amendments, until the consummation of the Acquisition on the Closing Date, in each case, unless you and we shall otherwise agree.

As consideration for each Commitment Party’s commitment hereunder and each Lead Arranger’s agreement to perform the services described herein, you agree to cause to be paid to each Commitment Party and each Lead Arranger the nonrefundable fees set forth in Annex I to the Term Sheet and the fee letters dated as of October 4, 2010 among each applicable Lead Arranger and the Borrower and previously delivered (collectively, the “Fee Letters”) on the terms and subject to the conditions set forth therein.

Each Commitment Party’s commitment hereunder and each Lead Arranger’s agreement to perform the services described herein are subject to (a) there not occurring or becoming known to us any Material Adverse Effect (as defined below), (b) our satisfaction that prior to the Closing Date there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any subsidiary thereof or the Target, and (c) the other conditions set forth in this paragraph and in the Term Sheet under the heading “Initial Conditions” (as applicable).  Notwithstanding anything in this Commitment Letter, the Fee Letters, the Investor Letter (as defined below), the Credit Documentation or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, (a) the only representations relating to you, the Target and its subsidiaries and their respective businesses and securities, the accuracy of which shall be a condition to availability of the Facilities on the Closing Date (as defined in the Term Sheet), shall be (i) such representations made by the Target in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that you have the right to terminate your obligations (or to refuse to consummate the Acquisition) under the Acquisition Agreement as a result of a breach of such representations (the “Acquisition Agreement Representations”) and (ii) the Specified Representations (as defined below) and (b) the terms of the Credit Documentation shall be in a form such that they do not impair availability of the Facilities on the Closing Date if the conditions set forth in this Commitment Letter are satisfied or waived (it being understood that, to the extent any guarantee or security interest in any collateral (including the creation or perfection of any security interest) referred to in the Term Sheet is not or cannot reasonably be provided or perfected on the Closing Date (other than (x) any guarantee by a person that is organized in the United States, and (y) the grant and perfection of security interests (i) in assets with respect to which a lien may be perfected solely by the filing of a financing statement under the Uniform Commercial Code (“UCC”) or (ii) in capital stock with respect to which a lien may be perfected by the delivery of a stock certificate unless, with respect to this clause (ii), reasonably satisfactory arrangements for timely post-closing delivery thereof shall have been agreed with the Lead Arrangers, provided that you shall have no obligation to certificate capital stock that is permitted by applicable law or charter to be uncertificated and has not heretofore been certificated) after your use of commercially reasonable efforts to do so or without undue delay, burden or expense, then the provision of any such guarantee and/or the grant or perfection of any such security interest shall not constitute a condition precedent to the availability of the Facilities on the Closing Date, but may instead be provided after the Closing Date pursuant to arrangements and timing to be mutually agreed).  For purposes hereof, (A) “Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with all other changes, effects, events or occurrences, has had or would reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets, liabilities or business of the Target and its Subsidiaries, taken as a whole, excluding in each case the impact of (1) changes in law, generally accepted accounting principles in the United States or accounting principles or regulations of the U.S. Securities and Exchange Commission or the interpretation thereof which is proposed, approved or enacted on or after the date of the Acquisition Agreement, (2) acts of war (whether or not declared), sabotage, insurrection, terrorism and armed hostilities, (3) changes in general economic conditions or in the United States’ financial, banking, credit or securities markets, (4) general changes in industries in which the Target operates, (5) natural disasters occurring after the date of the Acquisition Agreement, (6) any failure of the Target to meet revenue, backlog or earnings projections, forecasts, estimates or expectations (whether internal or published by the Target or third parties) or any decline in the Target’s credit rating (it being understood that the underlying facts giving rise or contributing to such failure may be taken into account in determining whether there has been a Material Adverse Effect on the Target), (7) changes resulting from the announcement, performance or existence of, or the public or industry knowledge of, or compliance with, the Acquisition Agreement and the Transactions (as defined in the Acquisition Agreement), (8) any effect arising out of any action taken or omitted to be taken at the request or with the consent of Parent or Borrower or any change that the Target can demonstrate resulted from Parent unreasonably withholding, delaying or conditioning its consent under Section 5.01 of the Acquisition Agreement to any action requiring Parent ’s consent under Section 5.01 of the Acquisition Agreement requested to be taken by the Target,  and (9) any effect resulting from any publicly available statement made by Parent or the Borrower or any of their respective affiliates or Representatives concerning the Target or its Subsidiaries, or otherwise relating to the Offer or the Acquisition, except in the cases of clauses (1), (2), (3), (4) or (5), to the extent that the Target and its Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the industries in which the Target and its Subsidiaries operate (notwithstanding the foregoing, for avoidance of doubt, a Material Adverse Effect shall be deemed to have occurred with respect to the Target if (i) the Orderly Liquidation Appraisal (as defined in the Acquisition Agreement) in a form reasonably acceptable to Parent is not obtained, (ii) the Target or any of its Subsidiaries receives credible notice from any Material Program Partner indicating any such Material Program Partner’s termination or non-renewal of, or intention to terminate, not renew or materially reduce, its business relationship with the Target or any of its Subsidiaries (including Knowledge (as defined in the Acquisition Agreement) of the Target that such Material Program Partner has put their business out to bid or made it subject to a request for proposal) or (iii) in the aggregate, modifications to Material Program Partner agreements, whether effected through amendments, renewals or extensions, are less advantageous to the Target from a financial point of view than such Material Program Partner agreements in effect as of the date hereof; provided that for purposes of the foregoing definition, the capitalized terms “Offer”, “Representatives”, “Subsidiaries” and “Material Program Partner” shall have the meanings given to such terms in the Acquisition Agreement” and (B) “Specified Representations” means the representations and warranties referred to in the Term Sheet relating to corporate existence, power and authority as related to the entering into and performance of the Credit Documentation, due authorization and execution and delivery of the Credit Documentation, enforceability of the Credit Documentation, effectiveness, validity and perfection of first priority liens under the security documents (subject to the limitations set forth in the preceding sentence), solvency as of the Closing Date (after giving effect to the transactions contemplated hereby) and as of you, the Target and each party’s respective subsidiaries on a consolidated basis, Federal Reserve margin regulations and the Investment Company Act.  Notwithstanding anything in this Commitment Letter, the Fee Letters, the Investor Letter, the Credit Documentation or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, the only conditions to availability of the Facilities on the Closing Date are set forth in this paragraph and Part IV of the Term Sheet under the heading “Initial Conditions.”  This paragraph and the provisions herein shall be referred to as the “Certain Funds Provision.”

You agree (a) to indemnify and hold harmless each Commitment Party, each Lead Arranger and their respective affiliates and the respective officers, directors, employees, advisors, affiliates and agents of such persons (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Fee Letters, the Investor Letter (as defined below), the Facilities, the use of the proceeds thereof, the Acquisition or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto and whether commenced by you or any third party, and to reimburse each indemnified person upon demand for any reasonable and documented legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from (i) the gross negligence or willful misconduct of such indemnified person, its affiliates or any of their respective officers, directors, employees, agents and controlling persons (such officers, directors, employees, agents and controlling persons, its “related parties”) or (ii) any material breach of the obligations of such indemnified person (or any of its affiliates or related parties) under this Commitment Letter pursuant to a claim made by the Borrower, and (b) to reimburse the Lead Arrangers and their affiliates on demand for all reasonable and documented out-of-pocket expenses that have been invoiced within a reasonable period of time prior to the Closing Date or following termination or expiration of the commitments hereunder (provided that the reimbursement obligations for reasonable fees, charges and disbursements shall be limited to due diligence expenses, electronic distribution expenses, travel expenses, and reasonable fees, charges and disbursements of one primary outside counsel, a single local counsel in each relevant jurisdiction, and regulatory counsel incurred in connection with the Facilities and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letters and the definitive financing documentation) or the administration, amendment, modification or waiver thereof).  No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent any such damages arise from the gross negligence or willful misconduct of, or material breach of this Commitment Letter, the Fee Letters or the Investor Letter by, such indemnified person or its related party.  None of the indemnified persons or you, or any of your affiliates or the respective directors, officers, employees, advisors, and agents of the foregoing shall be liable for any special, indirect, consequential or punitive damages in connection with the Facilities or its activities related thereto.

This Commitment Letter shall not be assignable by you without the prior written consent of each Commitment Party and each Lead Arranger (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and the indemnified persons and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons.  This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, each Commitment Party and each Lead Arranger.  This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement.  Delivery of an executed signature page of this Commitment Letter by electronic PDF or facsimile transmission shall be effective as delivery of  a manually executed counterpart hereof.  This Commitment Letter, the Fee Letters and the Investor Letter by and among EGI and the Lead Arrangers dated as of October 4, 2010 and previously delivered (the “Investor Letter”) are the only agreements that have been entered into among us with respect to the Facilities and set forth the entire understanding of the parties with respect thereto.

This Commitment Letter shall be governed by, and construed  and interpreted in accordance with, the law of the State of New York; provided, however, that the interpretation of the definition of “Material Adverse Effect” (and whether or not a Material Adverse Effect has occurred) shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.  Each party hereto consents to the exclusive jurisdiction and venue of any state or federal courts sitting in the Borough of Manhattan in the City of New York.  Each party hereto irrevocably waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in any legal proceeding arising out of or relating to this Commitment Letter, the Term Sheet, the Fee Letters, the Investor Letter or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory) and (b) any objection that it may now or hereafter have to the laying of venue of any such legal proceeding in such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum.  The Borrower, each Commitment Party and each Lead Arranger irrevocably agree to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the transactions contemplated hereby, this Commitment Letter, the Fee Letters, the Investor Letter or the Term Sheet or the performance of services hereunder.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet, the Fee Letters or the Investor Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person (including, without limitation, other potential providers or arrangers of financing) except (a) to your, and EGI’s, officers, agents and advisors who are directly involved in the consideration of this matter and for whom you shall be responsible for any breach by any one of them of this confidentiality undertaking, (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), (c) in the case of the Commitment Letter and the Term Sheet (but in no event the Fee Letters or the Investor Letter), to the Target and its officers, agents and advisors directly involved in the Acquisition and to your co-investors or potential co-investors so long as such persons agree to keep such information confidential and (d) you may disclose the Commitment Letter and the contents hereof (but not the Fee Letters, the Investor Letter or the contents thereof) in any public filing relating to the Acquisition.

Each of the Lead Arrangers and the Commitment Parties will use all information provided to it by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this Commitment Letter and shall treat confidentially all such information; provided that nothing herein shall prevent any Lead Arranger or Commitment Party from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process (in which case such Lead Arranger or Commitment Party, to the extent permitted by law, agrees to inform you promptly thereof (except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority)), (b) upon the request or demand of any regulatory authority having jurisdiction over the Lead Arrangers or Commitment Parties or any of their respective affiliates, (c) to the extent that such information becomes publicly available other than by reason of disclosure by the Lead Arrangers, Commitment Parties or any of their respective affiliates in violation of this paragraph, (d) to the extent that such information is received by a Lead Arranger or Commitment Party from a third party that is not known by such Lead Arranger or Commitment Parties to be subject to confidentiality obligations to you, (e) to the Lead Arrangers’ and Commitment Parties’ respective affiliates and their respective employees, legal counsel, independent auditors and other experts or agents who are directly involved in the consideration of this matter or otherwise need to know such information in connection with this matter, and are informed of the confidential nature of such information and agree to comply with the provisions of this paragraph, in each case on a confidential and need to know basis, (f) to potential Lenders who agree (which may be pursuant to customary syndication practice) to be bound by the terms of this paragraph (or terms of confidentiality language pursuant to customary syndication practice), (g) solely to the extent that such information is independently developed by any of the Lead Arrangers or Commitment Parties, (h) to the extent you shall have consented to such disclosure in writing or (i) for purposes of establishing a “due diligence” defense.  The provisions of this paragraph shall automatically terminate two years following the date of this Commitment Letter.

Notwithstanding anything herein to the contrary, any party to this Commitment Letter (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to this Commitment Letter, the Fee Letters, the Investor Letter or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby and (ii) no party shall disclose any information relating to such tax treatment and tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws.  For this purpose, the tax treatment of the transactions contemplated by this Commitment Letter, the Fee Letters, the Investor Letter and such other agreements and undertakings is the purported or claimed U.S. federal income tax treatment of such transactions and the tax structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of such transactions.

You acknowledge that each Commitment Party, each Lead Arranger and their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise.  None of the Commitment Parties or the Lead Arrangers will use confidential information obtained from you by virtue of the transactions contemplated by this letter or their other relationships with you in connection with the performance by the Commitment Parties and the Lead Arrangers of services for other companies, and none of the Commitment Parties or the Lead Arrangers will furnish any such information to other companies.  You also acknowledge that each Commitment Party and each Lead Arranger has no obligation to use in connection with the transactions contemplated by this letter, or to furnish to you, confidential information obtained from other companies.  You further acknowledge that each Lead Arranger is a full service securities firm and such Lead Arranger may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of the Borrower and its affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter.

Each Commitment Party and each Lead Arranger may employ the services of its affiliates in providing certain services hereunder, and, to the extent so employed, such affiliates shall be entitled to the benefits of such Commitment Party or Lead Arranger hereunder.

The compensation, reimbursement, indemnification and confidentiality provisions contained herein, in the Fee Letters and in the Investor Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or each Commitment Party’s commitment hereunder; provided that your obligations under this Commitment Letter, other than those relating to assistance to be provided in connection with the syndication of the Facilities and confidentiality (which shall remain in full force and effect), shall automatically terminate and be superseded by the applicable provisions contained in such Credit Documentation upon the occurrence of the Closing Date, and you shall automatically be released from all liability in connection therewith at such time.

Each Commitment Party and each Lead Arranger hereby notifies you that pursuant to the requirements of the U.S.A. PATRIOT ACT (Title III of Pub. L. 107 56 (signed into law October 26, 2001)) (the “Patriot Act”), it and each of the Lenders may be required to obtain, verify and record information that identifies you, which information may include your name and address and other information that will allow such Commitment Party and such Lead Arranger and each of the Lenders to identify you in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective for each Commitment Party, each Lead Arranger and each of the Lenders.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letters and of the Investor Letter by returning to Sidley Austin LLP executed counterparts hereof not later than 5:00 p.m., Chicago time, on October 28, 2010.  Each Commitment Party’s commitment and each Lead Arranger’s agreements herein will expire at such time in the event Sidley Austin LLP have not received such executed counterparts in accordance with the immediately preceding sentence.  In the event that (i) the Closing Date does not occur on or before 3:00 p.m., Chicago time, on December 31, 2010, (ii) the Acquisition Agreement is terminated without the consummation of the Acquisition having occurred or (iii) the closing of the Acquisition occurs without the use of the Facilities, then this Commitment Letter and the Commitment Parties’ several commitments hereunder, and our agreements to perform the services described herein, shall automatically terminate without further action or notice and without further obligation to you.

This Commitment Letter amends and restates the Commitment Letter among the parties hereto dated as of October 4, 2010.  The parties hereto acknowledge and agree that all references in the Fee Letters and Investor Letter dated as of October 4, 2010 to the “Commitment Letter” shall be deemed to be references to this Amended and Restated Commitment Letter and such documents shall continue to remain in full force and effect and are hereby ratified and confirmed.

[Signature Page Follows]

CH1 5421870v.14

Each Commitment Party and each Lead Arranger is pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By: ________/s/ Curtis Reed_________________
       Name:   Curtis Reed
       Title:      SVP

J.P. MORGAN SECURITIES LLC

By: _______/s/ James McHugh____________
       Name:   James McHugh
       Title:     Executive Director

THE PRIVATEBANK AND TRUST COMPANY

By: _____/s/ Michael F. Perry_________
       Name:   Michael F. Perry
       Title:      Managing Director

BANK LEUMI

By: ______s/s Cary Shinsako____________
       Name: Cary Shinsako
       Title:   FVP, Senior Commercial Loan Officer

Accepted and agreed to as of
the date first written above by:

EGI ACQUISITION, L.L.C. (FORMERLY KNOWN AS CORN DOG, L.L.C.)

By: ________/s/ Philip G. Tinkler__
       Name:  Philip G. Tinkler
       Title:    Vice President

Amended and Restated Commitment Letter

APPENDIX A

SOURCES AND USES1

Sources:		Uses:
Term Loan Facility	$46.67	Purchase price for Acquisition2	$125.6
Revolving Credit Facility	$1.67	Fees	$10.0
Cash and cash equivalents	$9.0
Equity contribution3	$78.3

TOTAL	$135.6	TOTAL	$135.6

1 All amounts in millions.

2 Diluted Share Count: 9,133,100 (assumes 54.4% of restricted stock units are issued under the 2010 compensation plan of which 50% do not meet the price threshold and therefore do not vest and are canceled).

3 If the total aggregate amount of the Facilities as of the Closing Date is between $56.67 and $60.0, the amount in excess of $56.67 will be applied to reduce the equity contribution.

Exhibit A

PROJECT PROMOTION

SENIOR SECURED CREDIT FACILITIES

Summary of Terms and Conditions

October 27, 2010

_______________________________

Beginning with the first fiscal quarter to occur after the Closing Date, the Borrower will comply with the following financial covenants and the Credit Documentation shall contain no other financial covenants:

- Total Leverage Ratio.  The Borrower shall maintain, as of the end of each of its fiscal quarters during the periods set forth below, a ratio of consolidated total indebtedness to consolidated EBITDA of not more than the applicable ratio set forth below.

I. Parties

Borrower:
(i) Initially, EGI Acquisition, L.L.C. (formerly known as Corn Dog, L.L.C.) which shall acquire (the “Acquisition”) all of the equity interests of Rewards Network Inc. (the “Target”) and (ii) following the Acquisition, the Target as the survivor of the merger contemplated by the Acquisition (the “Borrower”).

Guarantors:
(i) EGI Acquisition Parent, L.L.C. (formerly known as Corn Dog Holdings, L.L.C.), a Delaware limited liability company and newly-formed acquisition vehicle that is the direct parent of the Borrower, or if not the parent, such other entity that is the direct parent of the Borrower (the “Parent”), and (ii) the Borrower’s direct and indirect domestic subsidiaries (collectively with the Parent, the “Guarantors”) shall unconditionally guaranty all of the Borrower’s obligations under and in connection with the Facilities (as defined below) and certain interest rate swaps, currency or other hedging obligations and banking services obligations owing to any Lender or any affiliate thereof.  The Guarantors shall include the Target and its domestic subsidiaries at the time of consummation of the Acquisition.

Collateral:
Subject to exclusions and limitations to be agreed (including the exclusions set forth below) and subject to the Certain Funds Provision, the obligations of the Borrower and the Guarantors under the Facilities shall be secured by (i) a first priority perfected security interest in and lien on the existing and future real and personal property of the Borrower and each Guarantor, except for those assets as to which the Administrative Agent shall determine in its reasonable discretion, in consultation with the Borrower, that the cost or burden of obtaining or perfecting a security interest therein are excessive in relation to the value of the security afforded thereby and other exceptions to be agreed upon and (ii) a pledge of, and a first perfected security interest in, (A) 100% of the equity interests of each of the Borrower’s and Guarantors’ existing and future direct and indirect subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the capital stock of first tier foreign subsidiaries and excluding, in the case of pledges being delivered on the Closing Date, the Target and its subsidiaries) and, (B) following the consummation of the Acquisition and the merger of the Borrower into the Target, 100% of the equity interests of each of the Target’s existing and future direct and indirect subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the capital stock of first tier foreign subsidiaries).  All of the collateral security described above is referred to collectively as the “Collateral”.  The Collateral will also secure certain interest rate swaps, currency or other hedging obligations and banking services obligations owing to any Lender or any affiliate thereof.

Notwithstanding anything to the contrary, (a) the Collateral shall exclude the following: (i) any fee owned real property with a value of less than an amount to be mutually agreed (with all required mortgages being permitted to be delivered post-closing) and all leasehold interests; (ii) motor vehicles and other assets subject to certificates of title; (iii) those assets over which the granting of security interests in such assets would be prohibited by contract, applicable law or regulation (provided, that, the foregoing exclusion shall in no way be construed to apply if any such prohibition is unenforceable under Sections 9-406, 9-407 or 9-408 of the UCC or other applicable law; (iv) other exceptions to be mutually agreed upon, (b) the Borrower shall not be required to enter into any collateral documents governed by foreign law (other than pledge agreements in respect of first tier foreign subsidiaries) or to obtain any landlord, bailee or warehouseman waivers, consents or other letters and (c) the Credit Documentation shall contain exceptions to the perfection requirements relating to (i) deposit accounts used exclusively for trust, payroll, taxes and other employee and wage benefit payments to or for the benefit of the Borrower’s or any Guarantor’s employees, (ii) intercompany notes, chattel paper and commercial tort claims with values not exceeding a de minimus amount to be mutually agreed upon and (iii) other deposit and securities accounts to be mutually agreed upon.

	Joint Lead Arrangers and Joint Bookrunners:	J.P. Morgan Securities LLC (“JPMorgan”) and The PrivateBank and Trust Company (in such capacity, collectively, the “Lead Arrangers”).

	Administrative Agent:	JPMorgan Chase Bank, N.A. (“JPMCB” and, in such capacity, the “Administrative Agent”).

	Syndication Agent:	The PrivateBank and Trust Company (“PrivateBank”).

	Lenders:	A syndicate of banks, financial institutions and other entities, including JPMCB, PrivateBank and Bank Leumi, arranged by the Lead Arrangers (collectively, the “Lenders”).

II. The Facilities

A. Revolving Credit Facility

Type and Amount of Facility:
Five-year revolving credit facility (the “Revolving Credit Facility”) in the amount of $10,000,000 (the loans thereunder, the “Revolving Credit Loans”) subject to the Annual Clean-Down described below.

Availability:
The Revolving Credit Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the fifth anniversary thereof (the “Revolving Credit Termination Date”).

Letters of Credit:
A portion of the Revolving Credit Facility not in excess of an amount to be agreed upon shall be available for the issuance of letters of credit (the “Letters of Credit”) by JPMCB (in such capacity, the “Issuing Lender”).  No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance unless consented to by the Issuing Lender and (b) five business days prior to the Revolving Credit Termination Date, provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above).

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Credit Loans) on the same business day if the Borrower has received notice of such drawing before 10:00 a.m., Eastern time, or if after such time, the following business day.  To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis.

Letters of Credit may be issued on the Closing Date to replace or provide credit support for any existing letters of credit (including by “grandfathering” such existing letters of credit into the Revolving Credit Facility if issued by a Lender) or for any other permitted purpose, subject to the agreed-upon sublimit for Letters of Credit.

Swing Line Loans:
A portion of the Revolving Credit Facility not in excess of an amount to be agreed upon shall be available for swing line loans (the “Swing Line Loans”) from JPMCB (in such capacity, the “Swing Line Lender”) on same-day notice.  Any such Swing Line Loans will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis.  Each Lender under the Revolving Credit Facility shall acquire, under certain circumstances, an irrevocable and unconditional pro rata participation in each Swing Line Loan.

	Maturity:	The Revolving Credit Termination Date.

Purpose:
The proceeds of the Revolving Credit Loans shall be used to finance the Acquisition (provided that no more than $10,000,000 of the Revolving Credit Loans shall be used to finance the Acquisition) and the Borrower’s working capital needs and for general corporate purposes of the Borrower and its subsidiaries in the ordinary course of business (including, without limitation, to repay the Term Loans).

B. Term Loan Facility

Type and Amount of Facility:
A term loan facility (the “Term Loan Facility”; and collectively with the Revolving Credit Facility, the “Facilities”) in the initial amount of $46,666,667 (the “Term Loan Commitment,” and the loans thereunder, the “Term Loans”; and collectively with the Revolving Credit Loans, the “Loans”).

	Term Loan Availability:	The Term Loans shall be made available in a single drawing on the Closing Date (as defined below).

	Amortization:	The Term Loans will amortize according to the following percentages for the following years, in each case with payments to be made on a quarterly basis:

Year 1: 16%
Year 2: 18%
Year 3: 20%
Year 4: 22%
Year 5: 24%

	Maturity:	The Term Loans will mature on the Revolving Credit Termination Date. The remaining aggregate outstanding principal amount of the Term Loans will be repayable on such Revolving Credit Termination Date.

Purpose:
The proceeds of the Term Loans shall be used to finance the Acquisition and the Borrower’s working capital needs and for general corporate purposes of the Borrower and its subsidiaries in the ordinary course of business.

C. Borrowing Base

The sum of (i) the aggregate amount of Revolving Credit Loans, Letters of Credit and Swing Line Loans outstanding under the Revolving Credit Facility and (ii) $5,000,000 of the aggregate outstanding principal amount of Term Loans, shall not at any time exceed the Borrowing Base.

“Borrowing Base” means the sum of (i) 80% of each Loan Party’s eligible accounts receivable, plus (ii) 50% of each Loan Party’s eligible Dining Credit Portfolio.  “Loan Party” means the Borrower and each Guarantor.

D. Incremental Commitments
The Borrower may, at its option but subject to conditions to be mutually agreed upon, request to increase the outstanding Term Loans (provided that the aggregate outstanding amount of the Term Loans shall not exceed $50,000,000) by obtaining one or more commitments from one or more lenders or other banks or financial institutions, in each case with the consent of the Borrower and the Administrative Agent (such consent not to be unreasonably withheld) but without the consent of any other Lenders (the “Incremental Commitments”); provided that on the effective date of each such increase, the Revolving Credit Loans and Term Loans will be re-allocated such that (i) the aggregate amount of the Term Loan Facility commitments is increased on a dollar-for-dollar basis and (ii) each Lender and each new lender holds its pro rata percentage of the Revolving Credit Loans and the Term Loans based upon its share of the aggregate commitments and loans.  Such Incremental Commitments shall be on terms identical to the terms and conditions set forth in the Credit Documentation but shall be subject to the fees reasonably required by such new lenders and shall also be subject to the JPMorgan Commitment Reduction Requirement.

III.	Certain Payment Provisions

	Fees and Interest Rates:	As set forth on Annex I.

Optional Prepayments and Commitment Reductions:
Revolving Credit Loans may be prepaid and commitments may be reduced, in whole or in part without premium or penalty but subject to break funding payments, by the Borrower in minimum amounts to be agreed upon.  Optional prepayments of the Term Loans shall be applied to installments thereof as directed by the Borrower.  Optional prepayments of the Term Loans may not be reborrowed.

	Mandatory Prepayments:	The Facilities shall be prepaid by amounts equal to:

(a)  100% of the net proceeds of any sale or issuance of equity to unaffiliated third parties if, at the time the proceeds are received (and after giving effect to the issuance), the Total Leverage Ratio is equal to or greater than 2.50 to 1.00 and (ii) 100% of the net proceeds of any incurrence of debt after the Closing Date by the Borrower or any of its subsidiaries (other than indebtedness permitted by the Credit Documentation (as defined below) and, in the case of both equity and debt issuances, subject to exceptions to be agreed upon).

(b)  100% of the net proceeds of any sale or other disposition (including as a result of casualty or condemnation) by the Borrower or any of its subsidiaries of any assets, except for sales of inventory or obsolete or worn-out property in the ordinary course of business and subject to exceptions and reinvestment rights to be mutually agreed upon.

(c)  Commencing with the fiscal year ending on or about December 31, 2011, 100% of excess cash flow (to be defined in a manner to be mutually agreed) of the Borrower and its consolidated subsidiaries for each fiscal year; provided, that, if decided by the Borrower, any voluntary prepayments of Loans (including Revolving Credit Loans to the extent commitment are permanently reduced by the amount of such prepayments) may be credited against excess cash flow payment obligations on a dollar-for-dollar basis.  The foregoing mandatory prepayments shall be applied to the obligations under the Facilities as follows: (i) the first $10,000,000 of any such excess cash flow payment in respect of any fiscal year shall be used to make a prepayment of outstanding Revolving Credit Loans until the outstanding Revolving Credit Loans are repaid in full and the remaining balance of such excess cash flow (subject to the following clause (ii)) shall be used to make a prepayment of the Term Loans and (ii) for any excess cash flow above $10,000,000 in respect of any fiscal year, (x) 50% of such excess shall be used to make a prepayment of outstanding Revolving Credit Loans until the outstanding Revolving Credit Loans are repaid in full at which point no further prepayments shall be required under this clause (x) and (y) 50% of such excess shall be used to make a prepayment of outstanding Term Loans.

The foregoing mandatory prepayments set forth in clauses (a), (b) and (c) above (unless explicitly stated to be applied to repay Revolving Credit Loans) shall be applied to prepay then outstanding Term Loans pro rata against the remaining scheduled installments of the Term Loans.  Mandatory prepayments of the Term Loans may not be reborrowed.

Annual Clean-Down:
During each 12 month period, the Borrower shall reduce the aggregate outstanding amount of Revolving Credit Loans to no more than $2,000,000 for a period of not less than 30 consecutive days; provided that it shall not be a breach of the foregoing requirement if the Borrower receives equity contributions for such 12 month period in an amount equal to the difference between the average balance of outstanding amount of Revolving Credit Loans for the 30 consecutive day period with the lowest average balance of aggregate outstanding amount of Revolving Credit Loans and $2,000,000.

IV.	Certain Conditions

Initial Conditions:
The availability of the Facilities shall be conditioned only upon satisfaction (or waiver by the Commitment Parties) of the conditions precedent set forth in this Part IV of the Term Sheet under the caption “Initial Conditions” and in the Certain Funds Provision in the Commitment Letter (the date upon which all such conditions precedent shall be satisfied, the “Closing Date”) on or before December 31, 2010.

(a)           The Borrower and the Guarantors shall have executed and delivered financing documentation on terms consistent with the Commitment Letter or otherwise reasonably satisfactory to the Commitment Parties, the Borrower and the Guarantors with respect to the Facilities (the “Credit Documentation”).

(b)           All fees and expenses due to the Lenders, the Administrative Agent and the Lead Arrangers under the Fee Letters and the Credit Documentation on or prior to the Closing Date shall have been paid (including, if applicable, from the proceeds of the initial fundings under the Facilities) to the extent invoiced within a reasonable period of time prior to the Closing Date.  Each Lender shall have been paid an upfront fee in an amount equal to 1.25% of its allocated commitment under the Facilities on the Closing Date.

(c)           The Lenders shall have received (i) audited consolidated financial statements of the Target for the two most recent fiscal years ended at least 90 days prior to the Closing Date, (ii) unaudited interim consolidated financial statements of the Target for each quarterly period ended at least 45 days prior to the Closing Date subsequent to the date of the latest financial statements delivered pursuant to clause (i) of this paragraph and (iii) financial statement projections (giving effect to the Acquisition) through and including the Borrower’s 2015 fiscal year, provided the filing of the required financial statements on Form 10-K and Form 10-Q by the Target will satisfy the requirements of clauses (i) and (ii) above.

(d)           The Lenders shall have received a pro forma consolidated balance sheet of the Borrower as at the date of the most recent balance sheet delivered pursuant to the preceding paragraph and a pro forma statement of operations for the 12-month period ending on such date, in each case adjusted to give effect to the consummation of the Acquisition and the financings contemplated hereby as if such transactions had occurred on such date or on the first day of such period, as applicable.

(e)           (i) The Acquisition Agreement must contain terms and conditions which are reasonably acceptable to the Lead Arrangers (and the Lead Arrangers acknowledge that the draft Acquisition Agreement delivered via email to the Lead Arrangers at 8:35 p.m. Chicago time on October 27, 2010 is reasonably acceptable to each of them) and no provision of the Acquisition Agreement shall have been amended or waived in a manner materially adverse to the interests of the Lenders without the prior consent of the Lead Arrangers, not to be unreasonably withheld or delayed (it being understood and agreed that decreases in purchase price, changes to Section 2.01 thereof covering the “Offer Conditions”, changes to Section 2.03 thereof covering the “Top-Up Option”, changes to Article VII thereof covering “Conditions to the Merger”, changes to Annex A thereof covering the “Conditions to the Offer” and changes to transaction structure shall be deemed to be materially adverse to the Lenders).

(ii) The Borrower shall have accepted for payment the shares of the Target validly tendered and not withdrawn pursuant to the “Offer” (as defined in the Acquisition Agreement) promptly after the expiration date of the Offer and all conditions to the Offer shall have been satisfied in accordance with the terms of the Acquisition Agreement without giving effect to any amendments or waivers to such conditions without the consent of the Lead Arrangers.

(iii) (A) After giving effect to the acceptance for purchase of shares of the Target’s common stock that have been validly tendered and not withdrawn in the Offer (for the avoidance of doubt, excluding any subsequent offer period) and taking into account the Top-Up Option Shares (as defined in the Acquisition Agreement), Borrower shall be able to effect a short-form merger pursuant to Section 267 of the Delaware General Corporation Law on or immediately following the date of acceptance by Borrower for payment of such stock (without the acquisition of any additional shares of such stock, other than the Top-Up Option Shares, by Borrower or any of its affiliates or any reduction in the number of shares of such stock then outstanding); (B) Borrower shall have notified the Lenders in writing that immediately following acceptance of shares of such stock in the Offer (for the avoidance of doubt, excluding any subsequent offer period), Borrower will exercise the Top-Up Option (as defined in the Acquisition Agreement) and purchase the Top-Up Option Shares and (C) Borrower shall have informed the Lenders in writing that Borrower intends to effect the Merger (as defined in the Acquisition Agreement) pursuant to Section 267 of the Delaware General Corporation Law immediately following acquisition of the Top-Up Option Shares.

(f)           EGI shall have made cash equity contributions to the Borrower in an aggregate amount such that the amount of such equity contributions together with roll-over equity (currently anticipated to be approximately 1.3 million shares) is equal to at least 50% of the pro forma total (debt and equity) capitalization of the Borrower on the date of the initial funding of the Loans.

(g)           The Administrative Agent and the Lenders shall have received a written certification from an officer of the Borrower that, after giving effect to the Acquisition and any incurrence of indebtedness in connection therewith, (i) the Borrower and its subsidiaries, on a consolidated basis, are solvent and will be solvent subsequent to incurring the indebtedness in connection with the Acquisition, will be able to pay their debts and liabilities as they become due and will not be left with unreasonably small capital with which to engage in their business and (ii) the assets of the Borrower and its subsidiaries, on a consolidated basis, exceed their aggregate liabilities.

(h)           The Borrower shall have demonstrated, to the Administrative Agent’s satisfaction, (i) pro forma Senior Leverage Ratio not in excess of 3.00 to 1.00 and (ii) pro forma Total Leverage Ratio not in excess of 3.50 to 1.00.

(i)           Subject to the Certain Funds Provision and the terms of Part I of the Term Sheet under the caption “Collateral”, liens creating a first priority security interest in the Collateral being delivered on the Closing Date shall have been perfected.

(j) Absence of any injunction, temporary restraining order or judgment which prohibits the making of the loans under the Facilities.

(k)           The Administrative Agent shall have received evidence satisfactory to it with respect to the repayment in full of all obligations under existing loan and credit facilities of the Borrower and the Target, termination of the commitments thereunder and release of all liens, if any, granted thereunder.

(l) Compliance with all applicable requirements of law, including Regulations T, U and X of the Board of Governors of the Federal Reserve System.

(m) The Lenders shall have received such customary legal opinions and closing documents as are customary for transactions of this type.

(n)           The Lenders shall have received the results of a third-party appraisal of the Target’s “Dining Credit Portfolio”, which results shall show an orderly liquidation value of the Target, as of September 30, 2010, that is not less than 40% of the gross Dining Credit Portfolio book value.

(o)           Samstock, L.L.C., an affiliate of the Borrower and EGI (“Samstock”) shall have entered into an agreement with, and in form and substance satisfactory to, the Lenders (the “Samstock Agreement”) pursuant to which Samstock shall have agreed to purchase at par value the aggregate outstanding obligations of the Borrower under the Facilities if the Acquisition has not been consummated within 2 business days of the funding of the initial Loans (such purchase transaction being referred to as the “Samstock Purchase”).

On-Going Conditions:
The making of each extension of credit shall be conditioned upon (a) (i) in the case of the extensions of credit on the Closing Date, accuracy of the Acquisition Agreement Representations and accuracy, in all material respects, of the Specified Representations, and (ii) in the case of all extensions of credit after the Closing Date, the accuracy in all material respects of all representations and warranties in the Credit Documentation (including, without limitation, the material adverse change and litigation representations) other than those representations and warranties expressly made solely as of an earlier date (in which case such representations and warranties shall be required to be accurate as of such earlier date) and (b) in the case of all extensions of credit after the Closing Date, there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.  As used solely in clause (ii) herein and in the Credit Documentation a “material adverse change” shall mean any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on (a) the business, assets, operations or financial condition of the Borrower and its subsidiaries taken as a whole, or (b) the validity or enforceability of any of the Credit Documentation or the rights or remedies of the Administrative Agent and the Lenders thereunder.

V. Certain Documentation Matters

The Credit Documentation shall contain only the following representations, warranties, covenants and events of default:

Representations and Warranties:
Limited to: financial statements; absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of Credit Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; liens and collateral documents; intellectual property; taxes; Federal Reserve regulations; ERISA; Investment Company Act; subsidiaries; environmental matters; labor matters; accuracy of disclosure; solvency and security interest.

Affirmative Covenants:
Limited to: delivery of annual audited and quarterly financial statements, reports, accountants’ letters, annual projections, monthly borrowing base certificate, officers’ certificates and other information requested by the Lenders; payment of taxes; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; compliance with environmental laws; use of proceeds; guarantor and collateral requirements; and completion of actions to effect the Acquisition.

Financial Covenants:
Period	Total Leverage Ratio
Closing Date – 6/30/2011	3.50 to 1.00
9/30/2011 – 12/31/2011	3.25 to 1.00
3/31/2012 – 12/31/2012	3.00 to 1.00
3/31/2013 and thereafter	2.50 to 1.00
Period	Senior Leverage Ratio
Closing Date – 6/30/2011	3.00 to 1.00
9/30/2011 – 12/31/2011	2.75 to 1.00
3/31/2012 – 12/31/2012	2.50 to 1.00
3/31/2013 and thereafter	2.00 to 1.00
Period	Fixed Charge Coverage Ratio
Closing Date – 9/30/2013	1.10 to 1.00
12/31/2013 and thereafter	1.20 to 1.00
Period	Taxes
12/31/2009-3/31/2010	$750,000
3/31/2010-6/30/2010	$775,000
6/30/2010-9/30/2010	$950,000
9/30/2010-12/31/2010	$1,225,000
Period	Total Leverage Ratio
Closing Date – 6/30/2011	3.50 to 1.00
9/30/2011 – 12/31/2011	3.25 to 1.00
3/31/2012 – 12/31/2012	3.00 to 1.00
3/31/2013 and thereafter	2.50 to 1.00

-  Senior Leverage Ratio  The Borrower shall maintain, as of the end of each of its fiscal quarters during the periods set forth below, a ratio of consolidated senior indebtedness to consolidated EBITDA of not more than the applicable ratio set forth below.

Period	Senior Leverage Ratio
Closing Date – 6/30/2011	3.00 to 1.00
9/30/2011 – 12/31/2011	2.75 to 1.00
3/31/2012 – 12/31/2012	2.50 to 1.00
3/31/2013 and thereafter	2.00 to 1.00

- Fixed Charge Coverage Ratio.  The Borrower shall maintain, as of the end of each of its fiscal quarters during the periods set forth below, a consolidated Fixed Charge Coverage Ratio (as described below) of not less than the applicable ratio set forth below.

Period	Fixed Charge Coverage Ratio
Closing Date – 9/30/2013	1.10 to 1.00
12/31/2013 and thereafter	1.20 to 1.00

“Fixed Charge Coverage Ratio” shall be defined to be calculated as follows:  “(LTM EBITDA + LTM non-cash provision expenses (not to exceed $3,000,000) – LTM capital expenditures – LTM distributions to shareholders for taxes (if the Borrower is a subchapter S corporation) or LTM taxes (if the Borrower is not a subchapter S corporation) / LTM interest expenses (pro forma annualized for first 4 quarters) + LTM scheduled amortization (pro forma annualized for first 4 quarters))”.  Financial covenants shall be calculated without giving effect to any election by the Borrower or any of its subsidiaries to value any of its indebtedness or liabilities at “fair value” pursuant to Accounting Standards Codification 825-10-25 (formerly referred to as Statement of Financial Accounting Standards 159) or any other accounting standards codification or financial accounting standard having a similar result or effect.

The following tax amounts shall be used for the purpose of calculating Fixed Charge Coverage Ratio:

Period	Taxes
12/31/2009-3/31/2010	$750,000
3/31/2010-6/30/2010	$775,000
6/30/2010-9/30/2010	$950,000
9/30/2010-12/31/2010	$1,225,000

For purposes of determining compliance with the financial covenants, any common equity cash contribution made to the Borrower after the end of the relevant fiscal quarter and on or prior to the day that is five business days after the day on which financial statements are required to be delivered for such fiscal quarter will, at the request of the Borrower, be included in the calculation of EBITDA for the purposes of determining compliance with the financial covenants at the end of such fiscal quarter and applicable subsequent periods (any such equity contribution so included in the calculation of EBITDA, the “Specified Equity Contribution”); provided, that (a) during the term of the Facilities, (i) no more than four Specified Equity Contributions shall be made and (ii) 50% of each such contribution shall be used to prepay the Term Loans by application, pro rata, against remaining amortization payments, (b) the amount of the Specified Equity Contribution shall be no greater than the amount required to cause the Borrower to be in compliance with the financial covenants, (c) the Specified Equity Contribution shall be disregarded for purposes of determining any baskets with respect to the covenants contained in the Credit Documentation and (d) there shall be no pro forma reduction in indebtedness with the proceeds of the Specified Equity Contribution for determining compliance with the financial covenants.

Negative Covenants:
Limited to: limitations on: indebtedness; liens; mergers, consolidations, liquidations and dissolutions; sales of assets; dividends and other payments in respect of equity interests; investments, loans, advances, guarantees and acquisitions; capital expenditures; optional payments and modifications of subordinated debt instruments; transactions with affiliates; sale and leasebacks; swap agreements; capital expenditures; changes in fiscal year; restrictive agreements; changes in lines of business; and amendments to Acquisition Documents.

Events of Default:
Limited to: nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be agreed upon; material inaccuracy of representations and warranties; Credit Documentation ceasing to be in full force and effect or any party thereto so asserting; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period to be agreed upon); cross-default; bankruptcy events; the Borrower or any of its subsidiaries or any other Guarantor or Samstock becoming unable, admitting in writing its inability or failing generally to pay its debts as they become due; certain ERISA events; material judgments; a change of control (the definition of which is to be agreed); and failure to consummate the Acquisition within 2 business days of the initial funding of the initial Loans (provided that the failure to so consummate the Acquisition shall not constitute an Event of Default if the Samstock Purchase shall have been consummated in accordance with the terms of the Samstock Agreement).

Voting:
Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding at least 66 2/3% of the aggregate amount of the Term Loans, Revolving Credit Loans, participations in Letters of Credit and Swing Line Loans and unused commitments under the Revolving Credit Facility (or, if there are only two Lenders, both Lenders), except that (a) the consent of each Lender directly and adversely affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of amortization or final maturity of any Loan (for the avoidance of doubt, excluding mandatory prepayments), (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment and (b) the consent of 100% of the Lenders shall be required with respect to (i) modifications to any of the voting percentages and (ii) releases of all or substantially all of the Collateral or Guarantors.

The Credit Documentation shall contain customary provisions for replacing (i) Lenders that have made indemnification claim for increased costs and (ii) non-consenting Lenders in connection with certain amendments and waivers.

Assignments and Participations:
The Lenders shall be permitted to assign all or a portion of their Loans and commitments with the consent, not to be unreasonably withheld, of (a) the Borrower (provided that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within five business days after having received notice thereof), unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) an Event of Default has occurred and is continuing, (b) the Administrative Agent, unless a Term Loan is being assigned to a Lender, an affiliate of a Lender or an approved fund and (c) the Issuing Lender, unless a Term Loan is being assigned to a Lender, an affiliate of a Lender or an approved fund.  In the case of partial assignments (other than to another Lender, to an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $5,000,000, in the case of a commitment under the Revolving Credit Facility, and $1,000,000, in the case of a Term Loan, unless otherwise agreed by the Borrower and the Administrative Agent.  The Administrative Agent shall receive a processing and recordation fee of $3,500 in connection with all assignments.

The Lenders shall also be permitted to sell participations in their Loans.  Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions.  Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required as described under “Voting” above.  Pledges of Loans in accordance with applicable law shall be permitted without restriction.  Promissory notes shall be issued under the Facilities only upon request.

Yield Protection:
The Credit Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan (as defined in Annex I) on a day other than the last day of an interest period with respect thereto.

Expenses and Indemnification:
The Borrower shall pay (a) all reasonable out-of-pocket expenses of the Administrative Agent and the Lead Arrangers and their affiliates associated with the syndication of the Facilities and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel) and (b) all out-of-pocket expenses of the Administrative Agent and the Lenders (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documentation.

The Administrative Agent, the Lead Arrangers, the Lenders and their affiliates and the respective officers, directors, employees, advisors and agents of such persons will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent determined by a court by a final and nonappealable judgment to have resulted from (i) the gross negligence or willful misconduct of such indemnified person, its affiliates or any of their respective officers, directors, employees, agents and controlling persons (such officers, directors, employees, agents and controlling persons, its “related parties”) or (ii) any material breach of the obligations of such indemnified person (or any of its affiliates or related parties) under the Credit Documentation) pursuant to a claim made by the Borrower.

Defaulting Lenders:	The Credit Documentation will contain the Administrative Agent’s customary provisions in respect of defaulting lenders.

Governing Law and Forum:	State of New York.

Counsel to the Administrative Agent:	Sidley Austin LLP.

Annex I

Interest and Certain Fees

Interest Rate Options:	The Borrower may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to:

the ABR plus the Applicable Margin; or

the Adjusted LIBO Rate plus the Applicable Margin;

provided that all Swing Line Loans shall bear interest based upon the ABR.

As used herein:

“ABR” means the greatest of (i) the rate of interest publicly announced by JPMCB as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (ii) the federal funds effective rate from time to time plus 0.5% and (iii) the Adjusted LIBO Rate for a one month interest period on the applicable date plus 2.50%.

“Adjusted LIBO Rate” means the LIBO Rate, as adjusted for statutory reserve requirements for eurocurrency liabilities and other applicable mandatory costs.

“Applicable Margin” means a percentage determined in accordance with the pricing grid attached hereto as Annex I-A.

“LIBO Rate” means the rate at which eurodollar deposits in the London interbank market for one, two, three or six months (as selected by the Borrower) are quoted on the applicable Reuters screen.

Interest Payment Dates:	In the case of Loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the Adjusted LIBO Rate (“Eurodollar Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Commitment Fees:
The Borrower shall pay a commitment fee calculated at the rate prescribed in the pricing grid attached hereto as Annex I-A on the average daily unused amount of the Revolving Credit Facility, payable quarterly in arrears.  For purposes of calculating the commitment fee, Swing Line Loans shall not be considered usage of the Revolving Credit Facility.

Letter of Credit Fees:
The Borrower shall pay a commission on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar Loans on the face amount of each such Letter of Credit.  Such commission shall be shared ratably among the Lenders under the Revolving Credit Facility and shall be payable quarterly in arrears.

A fronting fee equal to 0.25% per annum on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account.  In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate:
After default, the applicable interest rate and Letter of Credit fee will be increased by 2% per annum (and new Eurodollar Loans may be suspended).  Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to ABR Loans.

Rate and Fee Basis:
All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loan the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

Annex I-A

Pricing Grid

Pricing Level	Total Leverage Ratio	Commitment Fee	Applicable Margin for Eurodollar Loans	Applicable Margin for ABR Loans
Level I	< 2.00 to 1.00	0.25%	2.75%	1.75%
Level II	> 2.00 to 1.00 but < 2.50 to 1.00	0.25%	3.25%	2.25%
Level III	> 2.50 to 1.00 but < 3.00 to 1.00	0.375%	3.75%	2.75%
Level IV	> 3.00 to 1.00	0.375%	4.25%	3.25%

If at any time the Borrower fails to deliver the quarterly or annual financial statements or certificates required under the Credit Documentation on or before the date such statements or certificates are due, Pricing Level IV shall be deemed applicable for the period commencing three (3) business days after such required date of delivery and ending on the date which is three (3) business days after such statements or certificates are actually delivered, after which the Pricing Level shall be determined in accordance with the table above as applicable.

Except as otherwise provided in the paragraph below, adjustments, if any, to the Pricing Level then in effect shall be effective three (3) business days after the Administrative Agent has received the applicable financial statements and certificates (it being understood and agreed that each change in Pricing Level shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change).

Notwithstanding the foregoing and subject to the opening pro forma Total Leverage Ratio on the Closing Date, Pricing Level IV shall be deemed to be applicable until the Administrative Agent’s receipt of the applicable financial statements for the Borrower’s fourth full fiscal quarter ending after the Closing Date and adjustments to the Pricing Level then in effect shall thereafter be effected in accordance with the preceding paragraphs.